[redacted]

YM 3/3

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SEC FILE NUMBER
8-66069

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Primary Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Wall Street, 5th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jimmy Sung — 212-300-0060
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

406 Lippincott Drive, Suite J	Marlton	New Jersey	08053
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Leo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Primary Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO/~~President~~

Title

Notary Public

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMARY CAPITAL, LLC

TABLE OF CONTENTS

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
Primary Capital, LLC

We have audited the accompanying statement of financial condition of Primary Capital, LLC as of December 31, 2009, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primary Capital, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 26, 2010

406 LIPPINCOTT DRIVE, SUITE J, MARLTON, NJ 08053 T 856.355.5900 F 856.396.0022 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE
DFK INTERNATIONAL

PRIMARY CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash	$ 153,437
Clearing broker deposit	125,665
Trading broker deposit	300,000
Commissions receivable	54,924
Loan receivable, employee	21,000
Securities owned, at market value	279,839
Security deposit	66,113
Property, artwork, and equipment, net	53,690
	$ 1,054,668
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 133,930
Securities on margin	299,036
	432,966
Commitments and contingencies	
Member's capital	621,702
	$ 1,054,668

See notes to financial statements.

PRIMARY CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$ 423,983
Trading income	158,763
Investment banking fees	35,000
Interest and dividend income	716
	618,462
Expenses	
Consulting	46,509
Compensation	183,401
Clearing fees	83,474
Trading fees	53,626
Professional fees	83,490
Rent	146,796
Commission	190,410
Travel and entertainment	110,293
Office	86,099
Depreciation	7,887
Other	2,525
	994,510
Net loss	$ (376,048)

See notes to financial statements.

PRIMARY CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance, January 1, 2009	$ 1,060,700	$ (487,950)	$ 572,750
Member's contributions	425,000	-	425,000
Net loss	-	(376,048)	(376,048)
Balance, December 31, 2009	$ 1,485,700	$ (863,998)	$ 621,702

See notes to financial statements.

PRIMARY CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net loss	$ (376,048)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	7,887
Changes in assets and liabilities	
Increase in broker deposit	(125,000)
Increase in trading broker deposit	(100,000)
Increase in commissions receivable	(51,091)
Increase in loan receivable	(3,000)
Increase in securities owned	(276,491)
Decrease in prepaid expenses	15,998
Increase in security deposit	(525)
Increase in accounts payable and accrued expenses	51,118
Increase in securities on margin	299,036
Net cash used in operating activities	(558,116)
Cash flows from investing activities	
Acquisition of fixed assets	(3,319)
Cash flows from financing activities	
Member's contributions	375,000
Net decrease in cash	(186,435)
Cash, beginning of year	339,872
Cash, end of year	$ 153,437
Supplemental disclosure of noncash activities	
Accounts payable converted into members capital	$ 50,000

See notes to financial statements.

1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
Primary Capital, LLC, (the "Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company is a single member LLC, whose parent, Leo Capital Markets, LLC provides short-term financing on an as needed basis.

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Income Taxes
The Company is organized as a Limited Liability Company (LLC). Under these provisions, the Company is taxed as a partnership for Federal and state income tax purposes. The Company does not pay corporate income taxes on its taxable income. Instead, the member is liable for its income taxes.

Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

Subsequent Events
These financial statements were approved by management and available for issuance on February 26, 2010. Management has evaluated subsequent events through this date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk for Cash
Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Property, Artwork and Equipment
Property, artwork and equipment are stated at cost. Depreciation for property and equipment are computed using the straight-line method over the estimated useful lives of the assets while artwork is reviewed annually for impairment.

2 - DEPOSITS WITH CLEARING BROKERS

The Company is required to maintain a clearing deposit in the amount of $125,000. The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain excess net capital of $125,000 at all times. The Company was in compliance at December 31, 2009.

3 - REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had regulatory net capital of $410,483, which exceeded requirements by $310,483. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1.

4 - RELATED PARTIES

The Company remits commissions and accrues expenses owed to its parent company on a monthly basis. Included in accounts payable as of December 31, 2009 are net expenses paid by the parent Company on behalf of Primary Capital, LLC which total $74,115.

5 - SECURITIES OWNED AND ON MARGIN

Marketable securities owned and on margin consist of trading debt and equity represent securities owned by the Company. As of December 31, 2009, securities at market value as follows:

	Owned	On Margin
Corporate stocks	$ 279,839	$ 299,036

6 - FAIR VALUE DISCLOSURES

The Company values its financial assets and liabilities in accordance with U.S. generally accepted accounting principles. Due to the nature of its operations, a substantial portion of the Company's assets are comprised of securities owned. Securities owned are carried at market value based on quoted market prices.

7 - PROPERTY, ARTWORK AND EQUIPMENT

Property, artwork and equipment at December 31, 2009 is as follows:

Artwork	$ 37,775
Computer	7,214
Furniture and equipment	21,410
	66,399
Less – Accumulated depreciation	(12,709)
	$ 53,690

There was no impairment of artwork for the year ended December 31, 2009.

8 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases office space under a five-year lease agreement commencing July 1, 2008 and expiring on May 31, 2013. The Company currently is paying approximately $12,000 per month with an annual escalation clause. Rent expense for the year ended December 31, 2009 was $146,796.

Under the operating lease, the Company is required to make future minimum rental payments as follows: 2010 – $146,420, 2011 – $150,481, 2012 – $152,667, and 2013 – $65,179.

8 - COMMITMENTS AND CONTINGENCIES (Continued)

Ancora Complaint
In October 2009, the Ohio Division of Securities contacted the Company for information regarding the sale of certain securities to an Ohio investor. The Company complied with the request in December 2010. Since this request, no further inquiries have been received from the Ohio Division of Securities. This investor has not initiated litigation as of the date of this report. The Company is unable, at this time to make a determination as to the likelihood of an unfavorable outcome or to estimate the amount or range or possible loss and the impact, if any this matter will have on the Company and its operations. However, investments made by the investor total $725,000.

9 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

PRIMARY CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Computation of net capital		
Total member's capital from statement of financial condition	$	621,702
Less - Non-allowable assets		
Property, artwork and equipment - net		53,690
Security deposit		66,113
Loan receivable		21,000
Blockage		29,328
Investment in Senyu		3,349
Clearing deposit - terminated clearing agreement		665
Net capital before haircuts		447,557
Haircuts on securities positions		
Other securities		37,074
Net capital	$	410,483
Computation of aggregate indebtedness		
Accounts payable	$	133,930
Aggregate indebtedness	$	133,930
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	8,929
Minimum dollar per capital requirements		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	310,483
Excess net capital at 1000 percent	$	397,090
Ratio: aggregate indebtedness to net capital		0.33 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	411,148
Increases (decreases resulting from December 31, 2009 audit adjustments, net		(665)
Net capital, as included in this report	$	410,483

PRIMARY CAPITAL, LLC
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(D)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company had no liability subordinated to claims of general creditors as of January 1, 2009. In addition there were none in existence during the year ended December 31, 2009 and accordingly there are no changes to report.

PRIMARY CAPITAL, LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Primary Capital, LLC

In planning and performing our audit of the financial statements of Primary Capital, LLC, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

Marlton, New Jersey
February 26, 2010

PRIMARY CAPITAL, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-66069

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT

PRIMARY CAPITAL, LLC

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7T

SEC FILE NO. 8-66069

NINE MONTHS ENDED DECEMBER 31, 2009

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Primary Capital, LLC
80 Wall Street 5th Floor
New York, NY 10005

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Primary Capital, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Primary Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Primary Capital, LLC's management is responsible for Primary Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 26, 2010

PRIMARY CAPITAL, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION NINE MONTHS ENDED DECEMBER 31, 2009

Period Covered	Date Paid	Amount
General assessment reconciliation for the period April 1, 2009 to December 31, 2009		$ 892.00
Payment schedule:		
SIPC-4 assessment	01/15/09	150.00
SIPC-7T	02/02/10	742.00
No amount due		$ 0.00